Paul Hastings

Paul, Hastings, Janofsky & Walker
Gaikokuho Jimu Bengoshi Jimusho
34F Ark Mori Building, P.O. Box 577
12-32, Akasaka 1-chome, Minato-Ku, Tokyo 107-6034 Japan
telephone 03 3586 4711 facsimile 03 3586 4705 www.paulhastings.com

RECEIVED
2005 AUG -4 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05010190

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011-81-3-6229-6014
howardcheng@paulhastings.com

August 2, 2005

56793.00003

VIA EXPRESS MAIL

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, DC 20549

SUPPL

Re: File No: 82-34801

HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Mr. Dudek:

In our last submission, submitted to the SEC on the 29th of July, 2005 pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended, there was a minor error in the translation of one of the documents. Specifically, item 4 on the attached Annex A, had a mistranslation regarding the details of the stock split. The mistaken version mistranslated that the number of shares would be "cubed". The correct translation should be "**multiplied by 3**" as set forth in the attached.

We sincerely apologize for this error and would like to submit the attached to ensure that all documents on file are accurate and up to date. If you have any questions or thoughts, please do not hesitate to contact me.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Thank you.

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

Best regards,

8/4

Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE JUNE 18, 2005

A. ENGLISH LANGUAGE DOCUMENTS

1. Annual Report for the Fiscal Year Ended March 31, 2005 distributed July 2005 (Exhibit 1).

2. Brief Statement of Quarterly Financial Results dated July 20, 2005 (Exhibit 2).

3. Fact Book for the Three Months Ended June 30, 2005 dated July 20, 2005 (Exhibit 3).

4. Announcement of a Four-for One Stock Split dated July 20, 2005 submitted to the Tokyo Stock Exchange (Exhibit 4).

5. Announcement of Board of Directors resolution for approval of stock split dated July 21, 2005 appeared on the Newspaper (Nihon Keizai Shimbun) (Exhibit 5).

6. Notice of Board of Directors resolution for approval of stock split dated July 27, 2005 posted to all shareholders (Exhibit 6).

B. JAPANESE LANGUAGE DOCUMENTS

7. Annual Securities Report dated June 23, 2005 (Exhibit 7).

   Annual Securities Report dated June 23, 2005 submitted to the Kanto Local Finance Bureau describing the Company's capital, management, business, financial statements for the year ended March 31, 2005 and other matters concerning the Company.

8. Annual Report for the Fiscal Year Ended March 31, 2005 distributed June 2005 (Exhibit 8). English translation attached (Exhibit 1).

9. Brief Statement of Quarterly Financial Results dated July 20, 2005 (Exhibit 9). English translation also attached (Exhibit 2).

10. Announcement of a Four-for-One Stock Split dated July 20, 2005 submitted to the Tokyo Stock Exchange (Exhibit 10). English translation also attached (Exhibit 4).

11. Copy of Newspaper Announcement of Board of Directors resolution for approval of stock split dated July 21, 2005 appeared on the Newspaper (Nihon Keizai Shimbun) (Exhibit 11). English translation also attached (Exhibit 5).

12. Notice of Board of Directors resolution for approval of stock split dated July 27, 2005 posted to all shareholders (Exhibit 12). English translation also attached (Exhibit 6).

July 20, 2005

To whom it may concern

HOYA CORPORATION
Hiroshi Suzuki, CEO
Stock Code: 7741

Announcement of a Four-for-One Stock Split

In a meeting of the Board of Directors held on July 20, 2005, HOYA CORPORATION "the Company" decided to carry out a four-for-one stock split. The details are as follows.

1. Purpose of stock split

Given the recent trend of the stock price, the Company will carry out the stock split aiming to expand the shareholder base and to increase liquidity of the stock, based on the action plan pronounced by the Tokyo Stock Exchange encouraging listed companies with high prices and large trading units to reduce the investment unit to less than ¥500,000.

The Company's management will study the possibility to raise an actual dividend per share, while its exact price has not yet announced.

2. Details of stock split

(1) Method

The shares of shareholders recorded on September 30,2005, will be split four for one.

(2) Number of shares to be increased

The increase in the number of shares shall be equivalent to the number of common stock shares outstanding at closure on Friday, September 30, 2005, multiplied by 3.

Although exercising stock options in the period between the resolution of the Board of Directors and the split date may increase the number of outstanding shares, the Company's issued and outstanding shares after the stock split calculated using outstanding shares on July 20,2005 are as follows.

Current outstanding shares:	112,349,005 shares
Increase in shares:	337,047,015 shares
Outstanding shares after increase:	449,396,020 shares

(3) Effective and distribution date

November 15, 2005

(4) Date entitled to dividend

October 1, 2005

(5) Any other necessary details regarding the stock split will be decided in Board of Directors meetings

Note:

1. The stock split has no effect on paid-in capital
   Paid-in capital as of July 20, 2005: ¥6,264,201,967

2. The total number of authorized shares as of July 20,2005 is 316,224,600. In accordance with the provision of Article 218-2 of the Commercial Code, We are changing our Articles of Incorporation to increase the number of authorized shares in the ratio of the stock split.

3. As a result of this stock split, the exercise prices for the Company's stock options issued under Article 280-20 and 280-21 of the Commercial Code will be adjusted as follows. Each of the new share subscription rights shown below was issued free of charge with the purpose of granting stock options and was approved at the respective General Shareholders' Meetings.

	Adjusted exercise price	Current exercise price
1st issue of new share subscription rights for common stock (Resolved by the Board of Directors on October 21, 2002)	¥1,918	¥7,670
2nd issue of new share subscription rights for common stock (Resolved by the Board of Directors on May 23, 2003)	¥1,673	¥6,690
3rd issue of new share subscription rights for common stock (Resolved by the Board of Directors on November 23, 2003)	¥2,438	¥9,750
4th issue of new share subscription rights for common stock (Resolved by the Board of Directors on November 25,2004)	¥2,713	¥10,850

※The exercise period of the 4th issue of new share subscription rights for common stock will start on October 1, 2005.

4. Regarding the subscription rights as stock options, the Company will order the right holders not to sell stocks between September 27, 2005 (the date entitled to the split) and November 15, 2005 (the effective date of the split).